Contact

www.linkedin.com/in/
eduardodiazphd (LinkedIn)

Top Skills

Quantitative Research
Qualitative Research
Market Research

Languages

ASL (Limited Working)
Russian (Limited Working)
Chinese (Elementary)
French (Limited Working)
Spanish (Native or Bilingual)
English (Native or Bilingual)

Certifications

Protecting Human Research Participants

Identifying Functional Characteristics that Influence Team Outcomes

Publications

Identifying Motivational and Self-Regulatory Variables that Improve Team Performance for Candidates Selected for Isolated Extreme Environment Missions, Eduardo Diaz, 2010

Design Implications of Latent Challenges in the Long-Duration Space Mission

Presentation: Third Quarter Phenomenon Identified in Deviant Performance pilot study by Dr. Marilyn Dudley-Rowley

Identifying Functional Characteristics that Influence Team Outcomes

Eduardo Diaz, PhD

Founder & CEO Currently recruiting people from around the world who want to train to be a commercial astronaut.
Wilmington, Delaware, United States

Summary

Engaging in an incredible process that affords opportunities to collaboratively train astronaut candidates from around the world. Our team is focused on human-human and human-machine teaming.

Industry Experience: Aerospace, Technology, Social Sciences, Human Behavior, Healthcare, Space Exploration, Military, Organizational Teams, Human-Machine Teaming.

Experience

AdvancingX
Founder & CEO
February 2016 - Present (9 years 6 months)
Sacramento, California

We identify, select and train commercial astronaut teams to meet our client needs. We use AI, predictive analytics, and NASA IP to increase human-machine autonomous operations to support space and mining operations. Recruiting astronaut candidates from 138 countries.

Advancing human factors research, optimal team design and SPACE education.

Grainster
Advisory Board Member
November 2016 - Present (8 years 9 months)

2017 Talent Unleashed Awards Global Winner - Sir Richard Branson & Steve Wozniak

Astrosociology Research Institute
Advisory Board Member
April 2016 - May 2024 (8 years 2 months)

Astrosociology is the study of astrosocial phenomena (i.e., social, cultural, and behavioral patterns related to outer space).

W Foundation (501c3)
Advisory Board Member
January 2014 - May 2024 (10 years 5 months)
novato, california

Supporting STEM education.

LC Data, LLC
Founder / Consultant
December 2012 - January 2021 (8 years 2 months)
Sacramento, California Area

Research, data analytics, marketing, business consulting.

IBM
IBM West Coast Technology Leader
June 2015 - January 2020 (4 years 8 months)

IMWUC Premier User Group!

www.imwuc.com

ACES RED - Alexan Consulting Enterprise Services, Resources
Enhancing Your Delivery…
Director of Talent Acquisition & Account Manager
June 2015 - February 2017 (1 year 9 months)
Sacramento, California Area

IT talent acquisition and consulting services.

La Carte
Sr. Director / Co-Founder
January 1996 - December 2012 (17 years)
santa rosa, ca

Technology development, recruiting, marketing, consumer behavior, data
analytics, loyalty and retention programs, SaaS.

Northern California Visitor Center
President
August 2010 - July 2012 (2 years)
Sonoma County, CA

Connecting our communities.

Acapulco and Chevy's
General Manager
1995 - 2008 (13 years)

santa rosa, sacramento, and fairfield, california

All aspects of restaurant management. Recruited, trained and supervised employees. Organized, planned and staffed for events. Responsible for legal obligations, including Occupational Safety and Health Administration (OSHA) requirements and Alcohol Beverage Control (ABC) regulations. Maintained financial records, deposits, employee records, and security. Direct communication with Vice President and corporate office.

Key Accomplishment:

• Trained staff in maintaining exceptional customer service.

• Supported senior and executive management (offered General Manager and Head Chef positions).

• Conducted qualitative research to identify customer opportunities.

Big 5 Sporting Goods

Manager

1993 - 1994 (1 year)

santa rosa, california

Maintained all aspects of store management; applicant screening, hiring, training and supervision. Planned, organized, set, and achieved sales goals. Developed floor charts; led staff in organizing, displaying, and showcasing products. Responsible for opening and closing cashiers, cash handling, accounts receivable, and bank deposits. Supervised staff in proper firearms handling and introduced safety guidelines.

Key Accomplishments:

• Reduced off-load shrinkage by applying product handling procedures.

• Increased employee work satisfaction through leadership and implementing employee ownership methodologies.

Education

Walden University

PhD, Psychology Research and Evaluation

Walden University

Masters of Science, Psychology Research and Evaluation

Sonoma State University

Bachelor of Arts, Psychology

Santa Rosa Junior College

Associate of Arts and Sciences (AAS), Psychology